U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File No.          0-12177

CUSIP No.             09063Q 10 7

Check One:  [  ] Form 10-K    [  ] Form 20-F    [  ] Form 11-K    [X] Form 10-Q    [  ] Form N-SAR

                  For Period Ended:   March 31, 2003

                  [  ] Transition Report on Form 10-K

                  [  ] Transition Report on Form 20-F

                  [  ] Transition Report on Form 11-K

                  [  ] Transition Report on Form 10-Q

                  [  ] Transition Report on Form N-SAR

                  For the Transition Period Ended:

                  Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part 1—Registrant Information

          Full Name of Registrant:  Bionova Holding Corporation

          Former Name if Applicable:

          Address of Principal Executive Office

Street and Number:	9255 Customhouse Plaza Suite I
City, State and Zip Code:	San Diego, California 92154

Part II—Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)    [X]

                                      (a)         The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                                      (b)         The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                                      (c)         The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

Part III—Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 10-Q and Form 10-QSB, —SAR, or the transition report or portion thereof could not be filed within the prescribed period:

          Due to the late filing of Bionova Holding Corporation’s 10-K for the year ended December 31, 2002, the Company got a very late start on consolidating its financial information for the first quarter of 2003.  As of the date of the filing of this 12b-25, the financial staff is in the process of completing the review of the financial statements with its independent accountants and must still complete its review of the 10-Q with the Company’s audit committee.  Bionova Holding expects to file its 10-Q prior to the end of the extension deadline on May 20, 2003.

Part IV—Other Information

          (1)    Name and telephone number of person to contact in regard to this notification

Arthur Finnel	(609)	744-8105
(Name)	(Area Code)	(Telephone Number)

          (2)    Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes    [  ] No

          (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes    [  ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The table below shows the best estimates at this time of what the Company will present in its financial statements for the quarter ending March 31, 2003.  As the Company explained in its 10-K for the year ended December 31, 2002, delays in obtaining new bank credit facilities in the second half of 2002 led to a curtailment in the funding of production of fresh produce, which had significant negative impacts on revenues in the fourth quarter of 2002 and the first quarter of 2003.  The majority of the change in the operating profit in the first quarter of 2003 as compared with the same period in 2002 is directly attributable to the lower sales levels.  Partially offsetting the unfavorable performance of the fresh produce business was the termination of the research and development operations in June 2002 and the elimination of the expenses associated with this activity.

Thousand of Dollars

(except per share amounts)

	March 31, 2003	March 31, 2002

Total revenues.	$28,094	$46,449
Profit (loss) from operations	(1,135)	2,497
Net profit (loss)	(3,764)	777
Net profit (loss) per common share	(0.16)	0.03

* This information is still being reviewed with Bionova Holding’s independent accountants and could change when the Company’s 10-Q is filed for the quarter ending March 31, 2003.

Bionova Holding Corporation

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2003	By:	/s/ ARTHUR FINNEL
Arthur Finnel,
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).